SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Resolutions Passed at the Second Extraordinary General Meeting for 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 12, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the Second Extraordinary General Meeting for 2013

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No amendment was proposed to the resolutions proposed at the meeting and there was no situation where a resolution did not pass.

•	No changes were made to the resolutions of the previous shareholders meetings at the meeting.

I.	The convening and attendance of the EGM

The Second Extraordinary General Meeting for 2013 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held at 2:00 p.m. on Wednesday, 11 December 2013 at Jinshan Roller-skating Stadium, Jinshan District, Shanghai. An on-line voting platform was provided to the Company’s A Shareholders at the EGM.

A total of 42 shareholders and authorised proxies attended the on-site EGM and a total of 1,714 shareholders voted through the on-line voting system whose held an aggregate of approximately 4.695 billion Company’s shares, accounting for 60.20% out of 7.2 billion voting shares of the Company at the EGM. Voting at the EGM was conducted by poll. Shareholders who are required to abstain from voting as set out in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of the resolutions on continuing connected transactions (ordinary resolutions 1 and ordinary resolutions 2), were abstained from voting at the EGM. The new shares distributed to the shareholders of the Company during the period from the record date to the date of the EGM as a result of the Company’s implementation of interim cash dividends for 2013, capitalisation issue of capital fund and surplus reserve fund, did not count as shares entitled to attend the EGM. No shareholder of the Company who was entitled to attend the EGM was required to vote only against any resolution at the EGM.

Attendance of shares with voting rights in respect of the resolutions:

1. Shareholders and authorised proxies physically present at the EGM
Numbers of attendees		42
including:	number of A Shareholders	37
	number of H Shareholders	5
Total number of shares with voting rights (Shares)		4,558,104,689
including:	total number of shares held by A Shareholders	3,657,099,880
	total number of shares held by H Shareholders	901,004,809
Percentage of total issued shares of the Company with voting rights (%)		63.30
including:	percentage of total issued shares held by A Shareholders	50.79
	percentage of total issued shares held by H Shareholders	12.51
2. Shareholders present at the EGM through on-line voting system
Numbers of attendees		1,714
Total number of shares with voting rights (Shares)		136,650,839
Percentage of total issued shares of the Company with voting rights (%)		1.90

The EGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The Board had twelve directors, five of whom attended the EGM. Mr. Gao Jinping, directors of the Company, Mr. Cai Tingji and Mr. Zhang Yimin, independent non-executive directors of the Company, attended the EGM. Mr. Wu Haijun, Vice Chairman of the Company, Mr. Li Honggen, Mr. Zhang Jianping Mr. Ye Guohua, Mr. Lei Dianwu and Mr. Xiang Hanyin, directors of the Company, Mr. Shen Liqiang and Mr. Jin Mingda, independent non-executive directors of the Company, were absent from the EGM due to other business engagements. The Supervisory Committee of the Company had seven supervisors, four of whom attended the EGM. Mr. Zhang Jianbo, Chairman of Supervisory Committee, Mr. Zuo Qiang and Ms. Li Xiaoxia, supervisors of the Company, Mr. Zhou Yunnong, independent supervisors of the Company, attended the EGM. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, Mr. Chen Xinyuan, independent supervisors of the Company were absent from the EGM due to other business engagements. Mr. Zhang Jingming, the secretary to the Board, attended the EGM. The convening and voting of the EGM complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

II. Voting results of resolutions

The following ordinary resolution was considered and passed at the EGM through voting by way of poll:

1.	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the annual caps on the continuing connected transactions contemplated thereunder for years 2014-2016 (i.e. the “On-going Connected Transactions”, same as below)

To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the continuing connected transactions contemplated thereunder, and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of shareholders	905,226,695	146,044,078	86.11%

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders or proxies accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders or their proxies attending the EGM. (The same below)

2.	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the annual caps on the relevant continuing connected transactions contemplated thereunder for years 2014-2016.

To consider and approve the “Comprehensive Services Framework Agreement” (2014-2016), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of shareholders	717,319,814	332,817,577	68.31%

Since the above ordinary resolution 1 and ordinary resolution 2 are in relation to connected transactions, according to the relevant requirements, the connected shareholder, China Petrochem & Chemical Corporation and its associates were abstained from voting, 3.64 billion shares casting voting rights held by which did not account for the total number of shares casting voting rights in the above two resolutions.

The following special resolution was considered and passed at the EGM through voting by way of poll:

3.	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

	Shares voted in favor (number of Shares)	Shares voted against (number of Shares)	Percentage of Shares voted in favor*
Voting results of shareholders	4,548,412,740	141,286,555	96.99%

More than two-thirds of the total valid voting right held by attending shareholders and authorized proxies were cast in favor of the special resolutions.

The above resolutions were passed at the EGM. The Company had appointed its international auditor for the year 2013, PricewaterhouseCoopers, as the scrutineer of the EGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to the PRC law, Beijing Haiwen & Partners, “the convening and holding of the EGM for 2013, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures adopted at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the EGM are legally valid”.

Documents available for inspection

1.	Resolutions Passed at the Second Extraordinary General Meeting for 2013, signed and confirmed by the directors, supervisors and the secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 11 December 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.